UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92763W103

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,201,498 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,201,498 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,201,498 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.5% *
14	Type of Reporting Person (See Instructions) HC

  * The percentage is calculated based on 131,849,099 ordinary shares outstanding as of the Closing Date (including 115,338,741 Class A Ordinary Shares, par value US$0.0001 per share (“Class A Ordinary Shares”) and 16,510,358 Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”)), which take into account the issuance of Class A Ordinary Shares contemplated in the Share Subscription Agreement and include the Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Ordinary Shares.”

CUSIP No.	92763W103

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,201,498 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,201,498 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,201,498 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.5% *
14	Type of Reporting Person (See Instructions) CO

  * The percentage is calculated based on 131,849,099 Ordinary Shares outstanding as of the Closing Date (including 115,338,741 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares), which take into account the issuance of Class A Ordinary Shares contemplated in the Share Subscription Agreement and include the Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

CUSIP No.	92763W103

1	Names of Reporting Persons Windcreek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,201,498 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,201,498 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,201,498 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.5% *
14	Type of Reporting Person (See Instructions) CO

   * The percentage is calculated based on 131,849,099 Ordinary Shares outstanding as of the Closing Date (including 115,338,741 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares), which take into account the issuance of Class A Ordinary Shares contemplated in the Share Subscription Agreement and include the Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to Class A Ordinary Shares, par value $0.0001 per share, of Vipshop Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou 510370, The People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing 0.2 Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “VIPS.” The Reporting Persons (as defined below) beneficially own Class A Ordinary Shares (including the Class A Ordinary Shares represented by ADSs).

Item 2. Identity and Background.

This Statement is being filed by the following:

(i)                    JD.com, Inc., a Cayman Islands company (“JD”); and

(ii)                 JD.com Investment Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD (“JD Investment”); and

(iii)              Windcreek Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD (“Windcreek”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

JD is the leading online direct sales company in China and its American depositary shares are listed on the NASDAQ Global Select Market under the symbol “JD.” The address of JD’s principal office is 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

JD Investment is a direct wholly-owned subsidiary of JD and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of JD Investment is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Windcreek is a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD. Windcreek is principally engaged in the business of holding securities in portfolio companies in which JD invests. The registered office of Windcreek is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on January 8, 2018 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration.

Windcreek and Tencent Mobility Limited (“Tencent”), a subsidiary directly owned by Tencent Holdings Limited, entered into a Share Subscription Agreement with the Issuer on December 17, 2017, a copy of which is attached hereto as Exhibit 99.2 (the “Share Subscription Agreement”). The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Concurrent with the signing of the Share Subscription Agreement, JD and the Issuer entered into a business cooperation agreement, a copy of which is attached hereto as Exhibit 99.3 (the “Business Cooperation Agreement”). The description of the Business Cooperation Agreement contained herein is qualified in its entirety by reference to Exhibit 99.3, which is incorporated herein by reference.

Pursuant to the Share Subscription Agreement, the Issuer issued to Windcreek 3,955,473 Class A Ordinary Shares (the “Subscription Shares”) for an aggregate purchase price of US$258,687,934.2  in cash (the “Cash Consideration”), at a closing that occurred on December 29, 2017 (the “Closing Date”).  Windcreek used the working capital of JD, its parent holding company, to fund the Cash Consideration.

Prior to the entry of the Share Subscription Agreement, Windcreek purchased an aggregate amount of 16,230,127 ADSs representing 3,246,025 Class A Ordinary Shares of the Issuer in open market purchases. Windcreek used the working capital of JD, its parent holding company, to fund the purchase.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

As described in Item 3 above and Item 6 below, this Statement is being filed in connection with the acquisition of Class A Ordinary Shares of the Issuer by Windcreek pursuant to the Share Subscription Agreement. As a result of the transactions described in this Statement, the Reporting Persons held approximately 5.5% of the Issuer’s outstanding Ordinary Shares. The Reporting Persons acquired the Subscription Shares and ADSs for investment purposes.

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a)                            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b)                            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c)                             A sale or transfer of a material amount of assets of the Issuer,

(d)                            Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)                             Any material change in the present capitalization or dividend policy of the Issuer,

(f)                              Any other material change in the Issuer’s business or corporate structure,

(g)                             Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h)                            A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)                                A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)                               Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.  As of the Closing Date, each Reporting Person may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 7,201,498 Class A Ordinary Shares.

Pursuant to the Share Subscription Agreement, on the Closing Date, Windcreek acquired 3,955,473 Class A Ordinary Shares and accordingly, Windcreek held a total number of 7,201,498 Class A Ordinary Shares (including 3,246,025 Class A Ordinary Shares represented by 16,230,127 ADSs that Windcreek previously acquired in the open market). Windcreek was deemed to beneficially own 7,201,498 Class A Ordinary Shares, representing 5.5% of the Issuer’s outstanding Ordinary Shares.

JD Investment is the sole shareholder of Windcreek. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Windcreek.

JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of Windcreek. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Windcreek.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 131,849,099 Ordinary Shares outstanding as of the Closing Date (including 115,338,741 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares), which take into account the issuance of Class A Ordinary Shares  of the Issuer contemplated in the Share Subscription Agreement, and include the Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares of the Issuer or has the right to acquire any Ordinary Shares of the Issuer.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares of the Issuer that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Share Subscription Agreement

Windcreek and Tencent Mobility Limited, a subsidiary directly owned by Tencent Holdings Limited, entered into the Share Subscription Agreement with the Issuer on December 17, 2017. Pursuant to the Share Subscription Agreement, the Issuer issued to Windcreek the Subscription Shares in consideration for the Cash Consideration, on the Closing Date. On the same Closing Date, the Issuer also issued 9,229,437 Class A Ordinary Shares to Tecent Mobility Limited, for a purchase price of US$603,605,179.8 in cash, from each of the entities respectively, pursuant to the Share Subscription Agreement.

The Share Subscription Agreement contains customary representations, warranties and indemnities from each of Windcreek, Tencent and the Issuer for a transaction of this nature.

The foregoing description of the Share Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Subscription Agreement. A copy of the Share Subscription Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Business Cooperation Agreement

JD entered into a Business Cooperation Agreement with the Issuer on December 17, 2017.

Business cooperation. Pursuant to the Business Cooperation Agreement, JD has granted to the Issuer entries on both the main page of JD.com’s mobile application and the main page of its Weixin Discovery shopping entry, and will assist the Issuer in achieving certain GMV targets through JD.com’s platform.

The foregoing description of the Business Cooperation Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Business Cooperation Agreement. A copy of the English translation of the Business Cooperation Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Investor Rights Agreement

Windcreek, Tencent, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited and High Vivacity Holdings Limited, each a company incorporated under the laws of the British Virgin Islands entered into an Investor Rights Agreement with the Issuer on the Closing Date. Pursuant to the Investor Rights Agreement, Windcreek has received certain investor’s rights including pre-emptive rights, registration rights and observer appointment rights, a brief summary of which is set forth below:

Lock-up restriction. Pursuant to the Investor Rights Agreement,  Windcreek has agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, transfer, assign or otherwise dispose of any of its Subscription Shares or any economic interest therein, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Subscription Shares, until two years after the Closing Date.  Tencent is subject to the same lock-up restriction pursuant to the Investor Rights Agreement.

Standstill restriction. Pursuant to the Investor Rights Agreement, Windcreek has agreed that, without the Issuer’s prior written consent, neither Windcreek nor any of its affiliates will, directly or indirectly, (i) in any way acquire, offer or propose to acquire or agree to acquire legal title to or beneficial ownership of any securities of the Issuer to the extent the ownership percentage of Windcreek will exceed 8% as a result of such acquisition; (ii) make any public announcement with respect to or submit any proposal for, the acquisition of a majority of the securities of the Issuer (including through tender offer,  merger, consolidation, or recapitalization of the Issuer); (iii) seek or propose to influence, advise, change or control the management, the board of directors, governing instruments or policies or affairs of the Issuer by way of any public communication or communication with any person other than the Issuer, or make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A of the Exchange Act); (iv) form, join or in any way participate in a “group”  (as defined in Section 13(d)(3) of the Exchange Act) in connection with any action contemplated by any of the foregoing; (v) enter into any negotiations or arrangements with any third party, or finance any third party, with respect to any of the foregoing; (vi) make any public disclosure inconsistent with clauses (i) through (v), or knowingly take any action with the intent of requiring the Issuer to make any public disclosure with respect to the matters set forth in clauses (i) through (v) until two years after the Closing Date; or (vii) make a request to amend or waive any of the provisions in the Investor Rights Agreement related to the foregoing standstill provision.

However, Windcreek will not be deemed to breach the standstill restriction if Windcreek or its affiliates (i) purchase or subscribe for from any person including the Issuer (in the open market, through block trades, or otherwise), any number of the Issuer’s securities that would not result in Windcreek’s ownership percentage as of immediately after such purchase or subscription exceeding 8% (such right, the “Investor Purchase Right”), or if Windcreek’s ownership percentage exceeds 8% solely as a result of the Issuer’s repurchasing, redeeming or cancelling any of its outstanding shares; (ii) acquire additional securities of the Issuer pursuant to a stock split, stock dividend, recapitalization, reclassification or similar transaction of the Issuer (or of the depositary for the ADSs) made in respect of any securities of the Issuer purchased pursuant to the Investor Purchase Right; (iii) discuss any matter confidentially with the Issuer, board of directors or any of its members or the Issuer’s management or exercise voting rights with respect to ADSs or Ordinary Shares on any matter brought before the shareholders of the Issuer (or the holders of ADSs) in any manner they choose.  The standstill restriction will be suspended if (i) any person or “group” (as defined in Section 13(d)(3) of the Exchange Act): (1) executes a definitive agreement with the Issuer providing for or approving a transaction or series of related transactions involving a change of control; (2) commences, or announces an intention to commence, a tender offer or exchange offer that, if consummated, would result in the acquisition of beneficial ownership of more than fifty percent (50%) of the Issuer’s issued and outstanding voting securities; or (3) commences any “solicitation” of “proxies” (as such terms are defined in the rules of the Securities and Exchange Commission) to elect and/or remove either the director appointed by Tencent or a majority of the board of the directors.

Tencent is subject to the same standstill restriction pursuant to the Investor Rights Agreement, except the cap of its ownership percentage is 12%.

Director or observer appointment rights. Windcreek is entitled to appoint one observer to the board of directors of the Issuer or any such committee of the board, as long as Windcreek holds 3,955,473 Class A Ordinary Shares during the lockup period and maintains its ownership percentage at 8% after the lockup period or as otherwise mutually agreed by the Issuer and Windcreek. The observer appointed by Windcreek is entitled to attend all meetings of, observe all deliberations of, and receive copies of materials provided to, the board of directors of the Issuer or any such committee at the same time and in the same manner as the same are provided to the directors.

Tencent is entitled to appoint a director to the board of directors, as long as Tencent holds 9,229,437 Class A Ordinary Shares during the lockup period and maintains its ownership percentage at 12% after the lockup period or as otherwise mutually agreed by the Issuer and Tencent. The director appointed by Tencent is entitled to serve on any committee of the board of the Issuer, unless a majority of the board determines in good faith that such service on the committee would violate any applicable law or result in the Issuer not be in full compliance with the applicable stock exchange requirements without seeking exemptions. If at any time the director appointed by Tencent is not a member of such committee, the director appointed by Tencent has the right, as a non-voting observer, to attend all meetings of, observe all deliberations of, and receive copies of materials provided to any such committee at the same time and in the same manner as the same are provided to other members of such committee.

Preemptive Rights. Windcreek has the preemptive rights to subscribe for the shares of the Issuer, as long as Windcreek holds 3,955,473 Class A Ordinary Shares during the lockup period and maintains its ownership percentage at 8% after the lockup period, provided that the ownership percentage of Windcreek shall not exceed 8% immediately after such subscription and purchase.

Tencent is also entitled to the same preemptive rights except the cap of its ownership percentage is 12%, as long as Tencent holds 9,229,437 Class A Ordinary Shares during the lockup period and maintains its ownership percentage at 12% after the lockup period.

Demand registration rights. Windcreek and Tencent have the right to demand that the Issuer file a registration statement covering the registration of registrable securities with the anticipated gross receipts from the offering are to exceed US$50,000,000. However, the Issuer is not obligated to effect any demand registration if it has already effected a registration within the two-year period preceding the demand. The Issuer is obligated to effect only two demand registrations for each of Windcreek and Tencent. The demand registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Piggyback registration rights. If the Issuer proposes to file a registration statement for a public offering of its securities other than a registration statement relating to any employee benefit plan or a corporate reorganization, the Issuer must offer holders of its registrable securities an opportunity to include in the registration all or any part of their registrable securities. The piggyback registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Form F-3 registration rights. Windcreek and Tencent have the right to request the Issuer to effect registration statements on Form F-3.

Expenses of obligations. The Issuer will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, including reasonable expenses of one legal counsel for Windcreek and Tencent, but excluding underwriting discounts and selling commissions.

The foregoing description of the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investor Rights Agreement. A copy of the Investor Rights Agreement is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated January 8, 2018, between JD.com, Inc., JD.com Investment Limited and Windcreek Limited

99.2	Subscription Agreement, dated December 17, 2017, by and among Vipshop Holdings Limited, Windcreek Limited, and Tencent Mobility Limited

99.3	English translation of Business Cooperation Agreement, dated December 17, 2017, between JD.com, Inc. and Vipshop Holdings Limited

99.4

Investor Rights Agreement, dated December 29, 2017, by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited and High Vivacity Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2018	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com Investment Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

Windcreek Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

[Signature Page to Schedule 13D]

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Martin Chi Ping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh and Mr. David Daokui Li, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board	*	P.R. China	—
Martin Chi Ping Lau(1)	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)	—
Ming Huang(2)	Director	Professor of finance at China Europe International Business School	United States	—
Louis T. Hsieh(3)	Director	Chief financial officer, Nio, Inc. and director of New Oriental Education & Technology Group Inc.	United States	—
David Daokui Li(4)	Director	Professor of the School of Economics and Management of Tsinghua University	P.R. China	—
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China	—
Ye Lan	Chief Public Affairs Officer	*	P.R. China	—
Yu Long	Chief Human Resources Officer and General Counsel	*	P.R. China	—
Sidney Xuande Huang	Chief Financial Officer	*	United States	—
Chen Zhang	Chief Technology Officer	*	P.R. China	—

* The principal occupation is the same as his/her position with JD.

(1)           The business address of Martin Chi Ping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, P.R. China.

(2)           The business address of Ming Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

(3)           The business address of Louis T. Hsieh is Building 20, No. 56 Anthony Road, Jiading District, Shanghai 201804, P.R. China.

(4)           The business address of David Daokui Li is School of Economics and Management, Tsinghua University, Beijing 100084, China.

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of Windcreek

The names of the directors and the names and titles of the executive officers of Windcreek and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with Windcreek	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China	—

Executive Officers:
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